 

05010252

August 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:   International Corporate Finance Office

Re:   Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing,  SH-CP 087/2005**

>   Subject:     Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005

>   Date:        August 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

AUG 1 0 2005

FINANCIAL

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



August 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:   International Corporate Finance Office

Re:  Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing,  SH-CP 087/2005**

  Subject:    Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005

  Date:       August 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY | |
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| *Received by:* | |
| *Date:* | |

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**August 2, 2005**

SH-CP 087/2005

August 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in July 2005

To:    The President
       The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

| Details of ESOP | Grant I | Grant II | Grant III |
|---|---|---|---|
| The number of warrants (units) | 29,000,000 | 18,083,700 | 13,660,200 |
| Issuing Date | March 27, 2002 | May 30, 2003 | May 31, 2004 |
| Exercise Price (Baht/Share) | 17.567 | 13.491 | 35.933 |
| Exercise Ratio (warrant : ordinary share) | 1 : 1.01327 | | |
| Maturity of Warrants | 5 years from the issuing date | | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in July 2005, as follows;

| Outstanding of ESOP | Grant I | Grant II | Grant III |
|---|---|---|---|
| No. of exercised warrants in this month (units) | - | - | 17,600 |
| No. of remaining unexercised warrants (units) | 11,432,600 | 14,488,600 | 13,642,600 |
| No. of shares derived from this exercise (shares) | - | - | 17,833 |
| No. of remaining shares reserved for warrants (shares) | 11,583,625 | 14,684,147 | 13,822,367 |